UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ALEXZA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

015384100

(CUSIP Number)

Mark Kessel
Symphony Capital Partners, L.P.

875 Third Avenue

3rd Floor

New York, NY 10022

(212) 632-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Symphony Capital Partners, L.P.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 10,086,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 10,086,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,086,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.44%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Symphony Capital GP, L.P.

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 10,086,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,086,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,086,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.44%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Symphony GP, LLC

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 10,086,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 10,086,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,086,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.44%

14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mark Kessel

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 10,086,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 10,086,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,086,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.44%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Harri V. Taranto

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 10,086,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 10,086,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,086,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.44%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Symphony Strategic Partners, LLC

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 10,086,000

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 10,086,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,086,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 8.44%

14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Andrew L. Busser

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 85,412 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 85,412

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,412 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 0.0007%

14	Type of Reporting Person (See Instructions) IN

(1)  Includes 62,500 shares of the Issuer’s common stock issuable upon the exercise of stock options granted to the Mr. Busser under the Issuer’s 2005 Non-Employee Directors’ Stock Option Plan, a portion of which are exercisable within sixty (60) days.  1/48th of the stock options vest monthly over four years measured from the date of the grant.

Item 1.                    Security and Issuer.

This Amendment No.1 (“Amendment No.1 ) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on September 8, 2009 (the “Initial Statement” and together with this Amendment No.1, the “Schedule 13D”) common stock, par value $0.0001 per share (the “Common Stock”) of Alexza Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2091 Stierlin Court, Mountain View, California 94043.  This Amendment No. 1 is being filed to report a change to Items 2 and 5(a) — (d), and 7 of Schedule 13D to include Andrew L. Busser as a Reporting Person and is an initial filing with respect to Mr. Busser. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.                    Identity and Background.

Item 2 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)          The names of the persons filing under this Statement are Symphony Capital Partners, L.P. (“Symphony Capital”), Symphony Capital GP, L.P, (“Symphony GP”) Symphony GP, LLC (“Symphony GP LLC”), Mark Kessel, Harri V. Taranto, Symphony Strategic Partners, LLC (“Symphony Strategic Partners”) and Andrew L. Busser (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)         The business address of each of the Reporting Persons is 875 Third Avenue, 3rd Floor, New York, NY 10022. Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners. Mr. Busser is a limited partner of Symphony GP and a member of Symphony Strategic Partners. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of Symphony Capital, Symphony GP, Symphony GP LLC and Symphony Strategic Partners and contains the following information with respect to each such person: (i) name, (ii) citizenship and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c)

Name of Reporting Person	Principal Business/Occupation
Symphony Capital	Involved in purchasing, holding and selling securities and other investments
Symphony GP	General Partner of Symphony Capital
Symphony GP LLC	General Partner of Symphony GP
Mark Kessel	Managing Member of Symphony GP LLC and Symphony Strategic Partners
Harri V. Taranto	Managing Member of Symphony GP LLC and Symphony Strategic Partners
Symphony Strategic Partners	Involved in purchasing, holding and selling securities and other investments
Andrew L. Busser	Limited partner in Symphony GP and a member of Symphony Strategic Partners

(d)           During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Name of Reporting Person	Principal Business/Occupation
Symphony Capital	Delaware limited partnership
Symphony GP	Delaware limited partnership
Symphony GP LLC	Delaware limited liability company
Mark Kessel	United States citizen
Harri V. Taranto	United States citizen
Symphony Strategic Partners	Delaware limited liability company
Andrew L. Busser	United States citizen

Item 3.                    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.                    Purpose of Transaction.

No material change.

Item 5.                    Interest in Securities of the Issuer.

Item 5(a) — (d) of Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)           By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital, each the Reporting Persons may be deemed to own the following shares of Common Stock:

(i)            Symphony Capital

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 8.44%

(ii)           Symphony GP

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 8.44%

(iii)          Symphony GP LLC

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 8.44%

(iv)          Mark Kessel

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 8.44%

(v)           Harri V. Taranto

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 8.44%

(vi)          Symphony Strategic Partners

Number of Shares of Common Stock: 10,086,000

Percentage Outstanding Common Stock: 8.44%

(vii)         Andrew L. Busser

Number of Shares of Common Stock: 85,412

Percentage Outstanding Common Stock: 0.0007%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 116,136,338 shares outstanding as of March 1, 2012, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2012, plus the 3,362,000 shares of the Issuer’s Common Stock issuable to Symphony Capital and Symphony Strategic Partners upon exercise of the Warrants and the 62,500 shares of Issuer’s common stock issuable upon the exercise of stock options granted to the Mr. Busser under the Issuer’s 2005 Non-Employee Directors’ Stock Option Plan, a portion of which are exercisable in sixty (60) days. 1/48th of the stock options vest monthly over four years measured from the date of the grant.

(b)          By virtue of the fact that (i) Symphony GP is the general partner of Symphony Capital, (ii) Symphony GP LLC is the general partner of Symphony GP and (iii) Mr. Kessel and Mr. Taranto are the managing members of Symphony GP LLC and Symphony Strategic Partners, and as such are authorized to vote and dispose of the securities held by Symphony Strategic Partners and Symphony Capital, each of the Reporting Persons may be deemed to hold the following voting and investment power:

(i)            Symphony Capital Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(ii)           Symphony GP

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(iii)          Symphony GP LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(iv)          Mark Kessel

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(v)           Harri V. Taranto

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 10,086,000 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,086,000 shares

(vi)          Symphony Strategic Partners

Sole power to vote or direct the vote: 10,086,000 shares

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 10,086,000 shares

Shared power to dispose or to direct the disposition: 0

(vii)         Andrew L. Busser

Sole power to vote or direct the vote: 85,412 shares

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 85,412 shares

Shared power to dispose or to direct the disposition: 0

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 116,136,338 shares outstanding as of March 1, 2012, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2012, plus the 3,362,000 shares of the Issuer’s Common Stock issuable to Symphony Capital and Symphony Strategic Partners upon exercise of the Warrants and the 62,500 shares of Issuer’s common stock issuable upon the exercise of stock options granted to the Mr. Busser under the Issuer’s 2005 Non-Employee Directors’ Stock Option Plan, a portion of which are exercisable in sixty (60) days.1/48th of the stock options vest monthly over four years measured from the date of the grant.

(c)          During the last 60 days, none of the Reporting Persons has effected a transaction in any shares of Common Stock

(d)           Not applicable.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.                    Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of April 12, 2012.

2	Amended and Restated Purchase Option Agreement among Symphony Allegro Holdings LLC, Symphony Allegro, Inc. and Alexza Pharmaceuticals, Inc. dated as of June 15, 2009.*

3	Corporate Governance Letter Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of August 26, 2009.*

4	Amended and Restated Registration Rights Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of June 15, 2009.*

5	Warrant Purchase Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of June 15, 2009.*

6	Form of Warrant dated as of August 26, 2009.*

*              Previously filed and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 12, 2012

SYMPHONY CAPITAL PARTNERS, L.P.

By:	Symphony Capital GP, L.P.
its general partner

By:	Symphony GP, LLC
its general partner

By:	/s/Mark Kessel
	Name:	Mark Kessel
	Title:	Managing Member

SYMPHONY CAPITAL GP, L.P.

By:	Symphony GP, LLC
its general partner

By:	/s/Mark Kessel
	Name:	Mark Kessel
	Title:	Managing Member

SYMPHONY GP, LLC

By:	/s/Mark Kessel
	Name:	Mark Kessel
	Title:	Managing Member

SYMPHONY STRATEGIC PARTNERS, LLC

By:	/s/Mark Kessel
	Name:	Mark Kessel
	Title:	Managing Member

/s/Mark Kessel
Mark Kessel

/s/Harri V. Taranto
Harri V. Taranto

/s/Andrew K. Busser
Andrew L. Busser

INDEX TO EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement dated as of April 12, 2012.

2	Amended and Restated Purchase Option Agreement among Symphony Allegro Holdings LLC, Symphony Allegro, Inc. and Alexza Pharmaceuticals, Inc. dated as of June 15, 2009.*

3	Corporate Governance Letter Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of August 26, 2009.*

4	Amended and Restated Registration Rights Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of June 15, 2009.*

5	Warrant Purchase Agreement between Alexza Pharmaceuticals, Inc. and Symphony Allegro Holdings LLC dated as of June 15, 2009.*

6	Form of Warrant dated as of August 26, 2009.*

SCHEDULE A

SYMPHONY CAPITAL PARTNERS, L.P.	SYMPHONY GP, LLC

Mark Kessel	Mark Kessel
Managing Member	Managing Member
United States citizen	United States citizen
Symphony Capital Partners, L.P.	Symphony Capital Partners, L.P.
875 Third Avenue, 3rd Floor	875 Third Avenue, 3rd Floor
New York, NY 10022	New York, NY 10022

Harri V. Taranto	Harri V. Taranto
Managing Member	Managing Member
United States citizen	United States citizen
Symphony Capital Partners, L.P.	Symphony Capital Partners, L.P.
875 Third Avenue, 3rd Floor	875 Third Avenue, 3rd Floor
New York, NY 10022	New York, NY 10022

SYMPHONY CAPITAL GP, L.P.	SYMPHONY STRATEGIC PARTNERS, LLC

Mark Kessel	Mark Kessel
Managing Member	Managing Member
United States citizen	United States citizen
Symphony Capital Partners, L.P.	Symphony Capital Partners, L.P.
875 Third Avenue, 3rd Floor	875 Third Avenue, 3rd Floor
New York, NY 10022	New York, NY 10022

Harri V. Taranto	Harri V. Taranto
Managing Member	Managing Member
United States citizen	United States citizen
Symphony Capital Partners, L.P.	Symphony Capital Partners, L.P.
875 Third Avenue, 3rd Floor	875 Third Avenue, 3rd Floor
New York, NY 10022	New York, NY 10022